===============================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE  SECURITIES  EXCHANGE ACT OF
    1934

    For the fiscal year ended: December 31, 2005

                                       OR

[ ] TRANSITION  REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT
    OF 1934

    For the transition period from _________________ to __________________

                         Commission File Number: 0-26001

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    Celanese Americas Retirement Savings Plan
                               1601 W LBJ Freeway
                                Dallas, TX 75234

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Celanese Corporation
                               1601 W LBJ Freeway
                                Dallas, TX 75234

================================================================================

                                  CONTENTS

                                                                           Page
Report of Independent Registered Public Accounting Firm..................    2

FINANCIAL STATEMENTS
       Statements of Net Assets Available for Benefits as of
            December 31, 2005 and 2004...................................    3
       Statements of Changes in Net Assets Available for Benefits
            for the Years Ended December 31, 2005 and 2005...............    4

Notes to Financial Statements............................................    5

Supplemental Schedule*
       Schedule H, line 4i - Schedule of Assets (Held at end of year)
            as of December 31, 2005......................................   11

Signatures...............................................................   25

Index to Exhibit.........................................................   26

Consent..................................................................   27

*Other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

                    CELANESE AMERICAS RETIREMENT SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                      As of December 31, 2005 and 2004 and

                 for the Years Ended December 31, 2005 and 2004

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator, Investment, and Benefit Committees of Celanese Americas Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Celanese Americas Retirement Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Celanese Americas Retirement Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Dallas, Texas
June 27, 2006

                    CELANESE AMERICAS RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2005 AND 2004

                                                       2005       2004
                                                     --------   --------
                                                        (In thousands)
ASSETS
Investments:
   Fair value ....................................   $519,489   $518,640
   Contract value ................................    187,250    189,084
                                                     --------   --------
      Total investments ..........................    706,739    707,724
                                                     --------   --------
Receivables:
   Accrued interest and dividends ................      1,472      1,367
                                                     --------   --------
      Total receivables ..........................      1,472      1,367
                                                     --------   --------
Total assets .....................................    708,211    709,091

LIABILITIES
Payables .........................................        690        467
                                                     --------   --------
    Net assets available for benefits ............   $707,521   $708,624
                                                     ========   ========

See accompanying notes to financial statements.

                   CELANESE AMERICAS RETIREMENT SAVINGS PLAN

                STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR
             BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                       2005        2004
                                                    ---------    ---------
                                                        (In thousands)
Investment income:
   Net appreciation of investments (Note 3) ....    $  31,949    $  54,015
   Interest ....................................       12,114       11,232
   Dividends ...................................          561          782
   Other .......................................          488          102
                                                    ---------    ---------
      Total investment income ..................       45,112       66,131
                                                    ---------    ---------

Contributions:
   Company .....................................       10,231       10,488
   Participant .................................       20,728       21,066
   Rollovers ...................................          921          708
                                                    ---------    ---------
      Total contributions ......................       31,880       32,262
                                                    ---------    ---------

Administrative expenses ........................       (2,174)      (1,050)
Withdrawals and distributions ..................      (91,320)     (71,983)
Transfers from(to) other plans (Note 1) ........       15,399      (11,081)
                                                    ---------    ---------
      Net increase(decrease) ...................       (1,103)      14,279

Net assets available for benefits:
   Beginning of year ...........................      708,624      694,345
                                                    ---------    ---------
   End of year .................................    $ 707,521    $ 708,624
                                                    =========    =========

See accompanying notes to financial statements.

                    CELANESE AMERICAS RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

(1)  DESCRIPTION OF THE PLAN

     The Celanese Americas Retirement Savings Plan (the "Plan") is a participant directed, defined contribution plan sponsored by Celanese Americas Corporation and Subsidiaries ("Celanese" or the "Company"), a wholly owned subsidiary of Celanese Corporation. In October 2004, as part of an organizational restructuring, Celanese AG transferred all of the shares of Celanese Americas Corporation to Celanese Corporation, Celanese AG's ultimate parent. As a result of the organizational restructuring Celanese AG stock was eliminated as an investment option within the Plan. The Plan covers certain employees of the Company and its participating affiliates ("Participants"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participants in the Plan should refer to the Plan document for more complete details of the Plan's provisions.

     On May 3, 2004, the Plan transferred $11,081,490 to the Dow Chemical Company Employee Savings Plan. The transfer represents participant assets for employees that were transferred from the Plan to the Dow Chemical Company Employee Savings Plan in conjunction with Celanese AG's sale of its acrylates business.

     In February 2005, participant account balances of $15,398,640 were transferred into the Plan from the Retirement Savings Plan of the ICI Group. This transfer represents participant assets for employees that were transferred to Celanese in conjunction with the purchase of the Vinamul emulsions business of the National Starch and Chemical Company, a subsidiary of ICI.

     The Company has a trust agreement with State Street Bank & Trust Company. The trust agreement establishes a qualified trust for the Plan. The assets of the trust are managed by various investment managers appointed by the Company.

     The Company's Investment Committee oversees the Plan and has discretionary authority to appoint an agent to direct the purchase and sale of investments in the Plan. The Company appointed the Plan Administrator and Investment Committee as the named fiduciaries of the Plan.

     (A)  ELIGIBILITY

          Employees are eligible to participate in the Plan as soon as administratively practicable following their date of hire (taking into account the need to enroll and the timing of the Company's payroll cycles).

     (B)  PARTICIPANT CONTRIBUTIONS

          Participants may contribute through payroll deductions from 2% to 80% of their eligible compensation, as defined in the Plan document subject to certain Internal Revenue Service ("the IRS") limitations, through payroll deductions. Participants may designate contributions as either "before tax," "after tax" or a combination of both. Participants' before tax contributions and Company contributions are deferred compensation pursuant to Section 401(k) of the Internal Revenue Code ("IRC").

     (C)  COMPANY CONTRIBUTIONS

          The Company makes a contribution equal to the amount contributed by each Participant up to 5% of such Participant's eligible compensation for non-union participants, as defined in the

          Plan document. The Company's contribution for union participants varies, as defined in the Plan document, but does not exceed 3% of the Participant's eligible compensation.

     (D)  VESTING

          All Participants' contributions and income earned or losses incurred thereon are fully vested at all times. The Company's contributions and income earned or losses incurred thereon are vested either upon the completion of three years of service with the Company, as defined in the Plan document, death, retirement, total and permanent disability, involuntary termination of employment by the Company (other than for cause) or the attainment of age 65.

     (E)  FORFEITURES

          Forfeitures of non-vested Company contributions are used to reduce future employer contributions or to restore prior forfeitures under certain conditions. In 2005 and 2004, Company contributions were reduced by $442 and $157,371, respectively, from forfeited non-vested accounts. At December 31, 2005 and 2004, forfeitures of $495,699 and $377,395, respectively, were available for reducing future employer contributions or to restore prior forfeitures under certain conditions.

     (F)  DISTRIBUTIONS AND WITHDRAWALS

          A Participant's entire vested account balance shall be payable upon termination of employment, retirement, disability or death. Participants who suffer a "financial hardship" may withdraw all or part of their vested account balance before tax contributions subject to certain provisions, as described in the Plan document. Distributions and withdrawals under the Plan are made in cash in the form of a lump sum. Payments are made as soon as administratively practicable within the provisions of the Plan. The Plan allows for in-service withdrawals of vested contributions under certain circumstances, as defined in the Plan document.

     (G)  PARTICIPANT ACCOUNTS

          Each Participant's account is credited with the Participant's contributions, the appropriate amount of the Company's contribution and an allocation of the Plan's earnings or losses and the investment management fees in accordance with the allocation provisions contained in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the Participant's vested account balance.

     (H)  PARTICIPANT LOANS

          Participants who are actively working, and have a vested account balance of at least $2,000, may borrow up to the lesser of 50% of the vested account balance or $50,000 less the highest outstanding loan balance in the previous 12 months. The minimum loan available is $1,000 and shall not exceed $50,000. Loans are generally for periods of up to five years with the exception of the purchase of a primary residence in which case the loan can be for a period up to fifteen years. Loans are repaid in bi-weekly installments and include interest charges. The interest rate on new loans, fixed on the first business day of the month, is based on the Prime Lending Rate (per the Wall Street Journal) plus 1%. The range of interest rates for outstanding Participant loans as of December 31, 2005 and 2004 was 5% to 10.5% with maturities ranging from 2006 to 2020.

     (I)  INVESTMENTS

          Plan Participants may direct the investment of their account in 1% increments among any of twelve investment options. A Participant may transfer all or a portion of his or her interest, in 1% increments, from one investment fund to another. Each of the Plan's investment options is managed for the Plan by independent investment managers, who employ a specific set of investment criteria endorsed and monitored by the Company.

          CELANESE AG STOCK

          On December 16, 2003, BCP Crystal Acquisition GmbH & Co. KG ("BCP"), a German limited partnership controlled by a group of investor funds advised by The Blackstone Group, announced its intention to launch a voluntary public offer to acquire all of the outstanding shares, excluding treasury shares, of Celanese AG, for a price of euro 32.50 per share, without interest. On April 1, 2004, BCP announced that the minimum acceptance conditions for the offer had been met. One of the Plan's investment options for Participants included the company stock fund, which allowed Participants to invest in common shares of Celanese AG. Following the completion of the tender offer, Celanese AG shares were delisted from the New York Stock Exchange and the company stock fund was eliminated as an investment option. During 2004, the Plan eliminated the company stock fund as an investment option. During 2004, the Plan also added the Marsico Capital Management Fund as an investment option, which replaced the Janus Large Capital Fund as an investment option.

          CELANESE CORPORATION STOCK

          On August 8, 2005, an amendment was approved by the Plan whereby a "stock bonus plan" was adopted as a permanent feature of the Plan and shall be primarily invested in common shares of Celanese Corporation. This stock bonus plan limits employee holdings of Celanese Corporation common shares to twenty percent of the employee's total account balance under the Plan and imposes a 90 day restriction on reentry into the stock fund after a sale of stock. State Street Global Advisors was named as the fiduciary of the employer stock fund. The Trustee shall vote shares of Celanese stock in accordance with the instructions of the Participants in whose accounts the shares are held. Participants have the right to give such instructions whether they are vested or not. The trustee shall vote the total number of shares of Celanese Stock held by the Plan as of the date of the annual meeting of Celanese Corporation. Purchases and sales of Celanese Corporation stock are generally made on the open market on behalf of and as directed by Plan Participants. During 2005, the Trustee purchased 195,310 shares of Celanese Corporation stock for the fund at an average price of $17.60 per share, and sold 6,755 shares of Celanese Corporation stock for the fund at an average price $18.39 per share.

          STABLE VALUE FUND

          Included in the Plan's twelve investment options is the Stable Value Fund. The Stable Value Fund invests in a variety of investment grade fixed income securities, primarily U.S. Treasury, Agency, corporate, and mortgage-backed securities. The fund, also known as a synthetic guaranteed investment contract ("GIC"), also invests in a special kind of investment contract called a "benefit responsive wrap." The wrap provides for a guarantee of principal and a stabilized interest rate. The average yield of the investment contracts was 5.18% and 4.69% for the years ended December 31, 2005 and 2004, respectively. The crediting interest rate on investment contracts was 5.40% and 4.72% as of December 31, 2005 and 2004, respectively.

          The crediting rates for certain GICs are reset quarterly and are based on the market value of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e. weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher with respect to determining interest rates resets.

          A synthetic GIC provides for a guaranteed return on principal over a period of time through the use of underlying assets and a benefit responsive wrapper contract issued by a third party. The wrapper contract provides market and cash flow protection to the Plan. The value of the wrapper is determined by the difference between the fair value of the underlying assets and the contract value attributable by the wrapper to those assets. The value of the wrapper as of December 31, 2005 and 2004 was $2,202,595 and $(2,027,011), respectively.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (A)  BASIS OF PRESENTATION

          The accompanying financial statements are prepared under the accrual method of accounting.

     (B)  VALUATION OF INVESTMENTS AND INCOME RECOGNITION

          The Plan's investments are stated at fair value, which is determined through quoted market prices, except for the GIC, which is at contract value. Investments in the collective trust funds are valued at fair value based upon the quoted market values of the underlying assets, where available. Loans to Participants are valued at cost, which approximates fair value. All purchases and sales of securities are recorded on a trade-date basis.

          Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments sold during the year as well as net appreciation (depreciation) of the investments held at the end of the year.

     (C)  RISKS AND UNCERTAINTIES

          The assets of the Plan consist primarily of investments held at fair value. These investments are subject to market risks and are influenced by such factors as investment objectives, interest rates, stock market performance, economic conditions, and world affairs. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect Participants' account balances and the amounts reported in the financial statements.

     (D)  USE OF ESTIMATES

          The preparation of financial statements in accordance with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     (E)  PAYMENT OF BENEFITS

          Benefits are recorded when paid.

     (E)  RECLASSIFICATIONS

          The Plan has reclassified certain 2004 amounts to conform to the 2005 presentation.

(3)  INVESTMENTS

     The following table presents the total investments of the Plan segregated by valuation method. Investments that represent five percent or more of the Plan's net assets as of December 31 are marked with an asterisk (*).

                                              As of December 31,
                                            ---------------------
                                              2005        2004
                                            --------    ---------
                                                (in thousands)
QUOTED MARKET PRICE:
   Celanese Corporation Common Stock           3,605           --

   Interest Bearing Cash                       6,939        8,519

   US Government Securities                   34,690       32,702

   Common Stock                               25,962       18,999

   Mutual Funds                                9,507       11,449

                                            --------    ---------
                                              80,703       71,669
                                            --------    ---------

INVESTMENTS AT ESTIMATED FAIR VALUE:
   Alliance Collective Investment Trust      179,391*     184,855*

   BGI Equity Index Fund 1                   106,227*     112,807*

   BGI Russell 2000 Alpha Tilts Fund F        60,977*      67,926*

   Common/Collective Trusts                   80,181       69,022

                                            --------    ---------
                                             426,776      434,610
                                            --------    ---------

INVESTMENTS AT ESTIMATED CONTRACT VALUE:
   Liquidity Cash                                674          670

   U.S. Treasury Notes                           148          566

   JPMCB Intermediate Bond Fund              184,226*     189,875*

   Bank of America - wrapper                     734         (676)

   Caisse Depots Et Consignations - wrapper      734         (675)

   State Street Bank - wrapper                   734         (676)

                                            --------    ---------
                                             187,250      189,084
                                            --------    ---------

                                            --------    ---------
LOANS TO PARTICIPANTS                         12,010       12,361
                                            --------    ---------

                                            --------    ---------
                                            $706,739    $ 707,724
                                            ========    =========

    During 2005 and 2004, the Plan's investments (including investments bought and sold and held during the year) appreciated (depreciated) in value as follows (in thousands):

                                     For years ended December 31,
                                     ----------------------------
                                          2005        2004
                                        --------    --------
QUOTED MARKET PRICE:
   US Government Securities             $  1,029    $  1,274

   Common Stock                            1,885      40,824

   Celanese Corporation, Common Stock        293          --

   Mutual Funds                             (158)      1,663

                                        --------    --------
                                           3,049      43,761
                                        --------    --------

INVESTMENTS AT ESTIMATED FAIR VALUE:
                                        --------    --------
   Common/Collective Trusts               28,900      10,254
                                        --------    --------

                                        ========    ========
                                        $ 31,949    $ 54,015
                                        ========    ========

(4)  PLAN TERMINATION

     Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. Upon termination of the Plan, any Participant who is then an employee of the Company would become 100% vested in all Company contributions.

(5)  FEDERAL INCOME TAXES

     The IRS has determined and informed the Company by a letter dated April 19, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)  ADMINISTRATIVE EXPENSES

     Administrative expenses (principally record keeping costs and legal fees) are accrued and charged against the respective funds of the Plan. Investment management fees, taxes, brokerage commissions, and related fees are paid from the respective funds from which they are levied, assessed, or incurred. Certain administrative expenses of the Plan are paid by the Company. Expenses not paid by the Company are paid by the Plan.

(7)  PARTIES-IN-INTEREST

     Certain Plan investments are shares of common/collective trust funds managed by JPMorgan/American Century or State Street Bank & Trust Company. In addition, certain Plan investments are in interest bearing cash managed by Morgan Guaranty Trust Company of New York. JPMorgan Retirement Plan Services is the record keeper and State Street Bank & Trust Company is the Trustee, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the "prohibited transaction" provisions of ERISA and the IRC. The Plan also invests in the common stock of the Plan Sponsor as well as loans to Plan participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules.

                   Celanese Americas Retirement Savings Plan


05MK                                                                     PAGE: 1
                                                      PLAN YEAR ENDING: 12/31/05

                                   COMPOSITE
                    SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)

      THIS IS A COMPOSITE REPORT FOR:

05MA                                                HOISINGTON INV. MGMT CO
05MB                                                BERNSTEIN
05MD                                                JP MORGAN
05ME                                                CELANESE SAV LOAN FUND
05MG                                                PIMCO
05MH                                                CAPITAL GUARDIAN
05ML                                                JP MORGAN
05MN                                                JP MORGAN
05MO                                                JP MORGAN
05MP                                                BARCLAYS
05MQ
05MU                                                BARCLAYS
05MV                                                MARSICO CAPITAL MGMT LLC
05MW                                                SSGA

                   Celanese Americas Retirement Savings Plan




05MK                                                  PAGE: 2
                                                      PLAN YEAR ENDING: 12/31/05

                                      COMPOSITE
                    SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)

(A)                                      (C) DESCRIPTION OF INVESTMENT          RATE MAT DATE        (E)CURRENT
FUND    (B) IDENTITY OF ISSUER                       SHARES/PAR                     (D) COST          VALUE
-----------------------------------------------------------------------------------------------------------------
INTEREST BEARING CASH

                  BGI MONEY MARKET FD FOR EBT    CASH HELD AT ALEX BROWN
                                                              7.000                        7.00              7.00
05MP    05499B995                                             2.000                        2.00              2.00
05MU    05499B995                                             5.000                        5.00              5.00

                  BZW PRINCIPAL CASH
                                                              3.920                        3.92              3.92
05MP    12399A986                                             3.060                        3.06              3.06
05MU    12399A986                                             0.860                        0.86              0.86

                  *MORGAN GUARANTY TRUST CO OF NY LIQUIDITY FUND              0.001 12/31/2006
                                                       5,032,141.51                5,032,141.51      5,032,141.51
05MD    61699B004                                        611,460.70                  611,460.70        611,460.70
05ML    61699B004                                        295,131.07                  295,131.07        295,131.07
05MN    61699B004                                        149,612.27                  149,612.27        149,612.27
05MO    61699B004                                      3,975,937.47                3,975,937.47      3,975,937.47

                  *MORGAN GUARANTY TRUST CO OF NY LIQUIDITY FUND              0.010 12/31/2005
                                                          35,404.90                   35,404.90         35,4O4.90
05MD    61699B004                                         35,404.90                   35,404.90         35,404.90

                  *STATE STREET BANK + TRUST CO   SHORT TERM INVESTMENT FUND  1.000 12/31/2030
                                                       1,871,342.86                1,871,342.86      1,871,342.86
05MA    8574809S8                                        952,357.41                  952,357.41        952,357.41
05MQ    8574809S8                                          1,194.81                    1,194.81          1,194.81
05MV    8574809S8                                        830,840.89                  830,840.89        830,840.89
05MW    8574809S8                                         86,949.75                   86,949.75         86,949.75
                                                       ------------          ------------------      ------------
                                                       6,938,900.19                6,938,900.19      6,938,900.19

                                                             [STATE STREET LOGO]
* Party-in-interest

                   Celanese Americas Retirement Savings Plan




05MK                                                  PAGE: 3
                                                      PLAN YEAR ENDING: 12/31/05

                                   COMPOSITE
                    SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)

(A)                                               (C)DESCRIPTION  OF INVESTMENT        RATE  MAT DATE         (E) CURRENT
FUND       (B) IDENTITY OF ISSUER                          SHARES/PAR                      (D) COST                VALUE
---------------------------------------------------------------------------------------------------------------------------
U.S. GOVERNMENT SECURITIES

                      UNITED STATES TREAS BDS                                         6.625 02/15/2027
                                                                    3,827,000.00             4,559,562.83      4,855,207.74
05MA       912810EZ7                                                3,827,000.00             4,559,562.83      4,855,207.74

                      UNITED STATES TREAS BDS                                         6.375 08/15/2027
                                                                    4,910,000.00             5,481,310.34      6,082,453.99
05MA       912810FA1                                                4,910,000.00             5,481,310.34      6,082,453.99

                      UNITED STATES TREAS BDS                  BD                     5.250 11/15/2028
                                                                    6,585,000.00             6,688,647.67      7,182,279.25
05MA       912810FF0                                                6,585,000.00             6,688,647.67      7,182,279.25

                      UNITED STATES TREAS BDS                                         5.250 02/15/2029
                                                                   15,185,000.00            15,181,558.42     16,570,039.03
05MA       912810FG8                                               15,185,000.00            15,181,558.42     16,570,039.03
                                                               -----------------      -------------------     -------------
                                                                   30,507,000.00            31,911,079.26     34,689,980.01

                                                             [STATE STREET LOGO]

                   Celanese Americas Retirement Savings Plan



05MK                                                  PAGE: 4
                                                      PLAN YEAR ENDING: 12/31/05

                                   COMPOSITE
                    SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)

(A)                                                     (C) DESCRIPTION OF INVESTMENT      RATE  MAT DATE       (E) CURRENT
FUND         (B) IDENTITY OF ISSUER                                SHARES/PAR                (D) COST               VALUE
------------------------------------------------------------------------------------------------------------------------------
CORPORATE  STOCKS - COMMON

                         UBS AG                          COMMON STOCK
                                                                       6,744.000              570,629.75           641,691.60
05MV         H8920M855                                                 6,744.000              570,629.75           641,691.60

                         AMERICA MOVIL S A DEC V         SPONS ADR REPSTG SER L SHS
                                                                       2,348.000               70,299.22            68,702.48
05MV         02364W105                                                 2,348.000               70,299.22            68,702.48
                         AMGEN INC                       COM
                                                                       8,669.000              698,691.08           683,637.34
05MV         031162100                                                 8,669.000              698,691.08           683,637.34
                         AMYLIN PHARMACEUTICALS INC
                                                                       5,303.000              172,394.56           211,695.76
O5MV         032346108                                                 5,303.000              172,394.56           211,695.76
                         APPLE COMPUTER                  COM NPV
                                                                      16,574.000              973,849.47         1,191,504.86
05MV         037833100                                                16,574.000              973,849.47         1,191,504.86
                         BURLINGTON NORTHN SANTA FE      COM
                                                                       6,612.000              372,325.93           468,261.84
05MV         12189T104                                                 6,612.000              372,325.93           468,261.84
                         CVS CORP                        COM
                                                                       9,504.000              215,869.25           251,095.68
05MV         126650100                                                 9,504.000              215,869.25           251,095.68
                         CATERPILLAR INC                 COM
                                                                      14,271.000              614,295.63           824,435.67
05MV         149123101                                                14,271.000              614,295.63           824,435.67
                         *CELANESE CORP DE                COM SER A
                                                                     188,555.000            3,317,810.30         3,605,171.60
05MW         150870103                                               188,555.000            3,317,810.30         3,605,171.60
                         CHICAGO MERCANTILE EXCHANGE     COM
                                                                       1,658.000              356,980.17           6O9,298.42
05MV         167760107                                                 1,658.000              356,980.17           609,298.42
                         COUNTRYWIDE FINL CORP           COM
                                                                      13,939.000              444,937.22           476,574.41
05MV         222372104                                                13,939.000              444,937.22           476,574.41

                                                             [STATE STREET LOGO]
* Party-in-interest

                   Celanese Americas Retirement Savings Plan





05MK                                                  PAGE: 5
                                                      PLAN YEAR ENDING: 12/31/05

                                    COMPOSITE
                    SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)

(A)                                             (C) DESCRIPTION OF INVESTMENT   RATE  MAT DATE   (E) CURRENT
FUND    (B) IDENTITY OF ISSUER                             SHARES/PAR              (D) COST          VALUE
-------------------------------------------------------------------------------------------------------------
                   FEDEX CORP                          COM           9,791.000       799,316.78   1,012,291.49
05MV    31428X106                                                    9,791.000       799,316.78   1,012,291.49
                   FOUR SEASONS HOTELS INC             LTD VTG SH
                                                                     3,104.000       166,560.64     154,424.00
05MV    35100E104                                                    3,104.000       166,560.64     154,424.00
                   GENENTECH INC                       COM
                                                                    19,233.000     1,012,457.40   1,779,052.50
05MV    368710406                                                   19,233.000     1,012,457.40   1,779,052.50
                   GENERAL DYNAMICS CORP               COM
                                                                     4,193.000       437,689.28     478,211.65
05MV    369550108                                                    4,193.000       437,689.28     478,211.65
                   GENERAL ELEC CO                     COM
                                                                    21,268.000       667,294.28     745,443.40
05MV    369604103                                                   21,268.000       667,294.28     745,443.40
                   GENZYME CORP                        COM GEN DIV
                                                                     3,146.000       233,928.59     222,673.88
05MV    372917104                                                    3,146.000       233,928.59     222,673.88
                   GOLDMAN SACHS GROUP INC             COM
                                                                     2,836.000       343,931.72     362,185.56
05MV    38141G104                                                    2,836.000       343,931.72     362,185.56
                   GOOGLE INC                          CL A
                                                                     1,834.000       421,984.30     760,853.24
O5MV    38259P508                                                    1,834.000       421,984.30     760,853.24
                   HALLIBURTON CO                      COM
                                                                     4,717.000       322,183.28     292,265.32
05MV    406216101                                                    4,717.000       322,183.28     292,265.32
                   HOME DEPOT INC                      COM
                                                                    10,046.000       398,847.82     406,662.08
05MV    437076102                                                   10,046.000       398,847.82     406,662.08
                   KB HOME                             COM
                                                                     5,492.000       315,813.78     399,048.72
05MV    48666K109                                                    5,492.000       315,813.78     399,048.72
                   LEHMAN BROTHERS HLDGS INC           COM
                                                                     6,972.000       777,459.83     893,601.24
05MV    524908100                                                    6,972.000       777,459.83     893,601.24

                                                             [STATE STREET LOGO]

                   Celanese Americas Retirement Savings Plan





05MK                                                  PAGE: 6
                                                      PLAN YEAR ENDING: 12/31/05

                                   COMPOSITE
                     SCHEDULE H, LINE 4I -SCHEDULE OF ASSETS
                               (HELD AT END OF YEAR)

(A)                                             (C) DESCRIPTION OF INVESTMENT   RATE  MAT DATE   (E) CURRENT
FUND    (B) IDENTITY OF ISSUER                             SHARES/PAR              (D) COST          VALUE
-------------------------------------------------------------------------------------------------------------
                   LENNAR CORP                         CL A
                                                                    6,095.000       325,657.51     371,916.90
05MV    526057104                                                   6,095.000       325,657.51     371,916.90
                   LOCKHEED MARTIN CORP                COM
                                                                    4,108.000       245,508.32     261,392.04
05MV    53983O109                                                   4,108.000       245,508.32     261,392.04
                   LOWES COS INC                       USD0.50
                                                                   18,203.000     1,069,191.74   1,213,411.98
05MV    548661107                                                  18,203.000     1,069,191.74   1,213,411.98
                   M.D.C. HOLDINGS INC                 COM
                                                                    3,084.000       161,957.45     191,146.32
05MV    552676108                                                   3,084.000       161,957.45     191,146.32
                   MGM MIRAGEINC                       COM
                                                                   16,275.000       616,557.90     596,804.25
05MV    552953101                                                  16,275.000       616,557.90     596,804.25
                   MEDTRONIC INC                       COM
                                                                   10,371.000       526,516.19     597,058.47
05MV    585055106                                                  10,371.000       526,516.19     597,058.47
                   MOTOROLA INC                        COM
                                                                   32,837.000       728,569.31     741,787.83
05MV    620076109                                                  32,837.000       728,569.31     741,787.83
`                   PEPSICO INC                         COM
                                                                    2,551.000       133,187.71     150,713.08
05MV    713448108                                                   2,551.000       133,187.71     150,713.08
                   PROCTER AND GAMBLE CO               COM
                                                                   13,816.000       730,718.67     799,670.08
05MV    742718109                                                  13,816.000       730,718.67     799,670.08
                   PROGRESSIVE CORP OHIO               COM
                                                                    2,357.000       250,075.62     275,250.46
05MV    743315103                                                   2,357.000       250,075.62     275,250.46
                   QUALCOMM INC                        COM
                                                                   17,209.000       601,564.08     741,363.72
05MV    747525103                                                  17,209.000       601,564.08     741,363.72
                   QUEST DIAGNOSTICS INC               COM
                                                                    5,840.000       243,936.80     300,643.20
05MV    74834L100                                                   5,840.000       243,936.80     300,643.20

                                                             [STATE STREET LOGO]

                   Celanese Americas Retirement Savings Plan



05MK                                                  PAGE : 7
                                                      PLAN YEAR ENDING: 12/31/05

                              COMPOSITE
               SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
                         (HELD AT END OF YEAR)

(A)                                               (C) DESCRIPTION OF INVESTMENT     RATE MAT DATE            (E) CURRENT
FUND           (B) IDENTITY OF ISSUER                        SHARES/PAR               (D) COST                   VALUE
------------------------------------------------------------------------------------------------------------------------
                        SLM CORP                     COM
                                                               14,070.000            572,930.40               775,116.30
05MV          78442P106                                        14,070.000            572,930.40               775,116.30
                        ST JOE CO                    COM
                                                                2,794.000            196,444.55               187,812.68
05MV          790148100                                         2,794.000            196,444.55               187,812.68
                        STARBUCKS CORP               COM
                                                               13,758.000            303,210.42               412,877.58
05MV          855244109                                        13,758.000            303,210.42               412,877.58
                       STATION CASINOS INC

                                                                1,525.000            102,251.25               103,395.00
05MV          857689103                                         1,525.000            102,251.25               103,395.00
                        TARGET CORP                  COM
                                                               12,803.000            667,877.18               703,780.91
05MV          87612E106                                        12,803.000            667,877.18               703,780.91
                        TOLL BROS INC                COM
                                                                3,104.000            108,025.61               107,522.56
05MV          889478103                                         3,104.000            108,025.61               107,522.56
                        TOYOTA MTR CO                ADR 2 COM
                                                                5,587.000            572,493.42               584,511.94
05MV          892331307                                         5,587.000            572,493.42               584,511.94
                        UCBH HLDGS INC               COM
                                                                4,631.000             92,356.38                82,802.28
05MV          90262T308                                         4,631.000             92,356.38                82,802.28
                        UNION PAC CORP               COM
                                                                4,994.000            366,818.98               402,066.94
05MV          907818108                                         4,994.000            366,818.98               4O2,066.94
                        UNITEDHEALTH GROUP INC       COM
                                                               33,214.000          1,057,775.84             2,063,917.96
05MV          91324P102                                        33,214.000          1,057,775.84             2,063,917.96
                        WALGREEN CO                  COM
                                                                4,710.000            213,197.48               208,464.60
05MV          931422109                                         4,710.000            213,197.48               208,464.60
                        WYNN RESORTS LTD             COM
                                                                2,776.000            156,848.41               152,263.60
05MV          983134107                                         2,776.000            156,848.41               152,263.60


                                                             [STATE STREET LOGO]

                   Celanese Americas Retirement Savings Plan



05MK                                                  PAGE: 8
                                                      PLAN YEAR ENDING: 12/31/05

                                 COMPOSITE
               SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
                         (HELD AT END OF YEAR)

(A)                                               (C) DESCRIPTION OF INVESTMENT    RATE MAT DATE            (E) CURRENT
FUND           (B) IDENTITY OF ISSUER                        SHARES/PAR                (D) COST                  VALUE
------------------------------------------------------------------------------------------------------------------------
                        YUM BRANDS INC               COM
                                                         10,666.000                  522,500.58               500,022.08
05MV          988498101                                  10,666.000                  522,500.58               500,022.08

                        ZIMMER HOLDINGS INC          COM
                                                          7,458.000                  551,519.41               502,967.52
05MV          98956P102                                   7,458.000                  551,519.41               502,967.52
                                                     --------------               -------------            -------------
                                                        621,645.000               24,823,241.49            29,567,463.02


                                                             [STATE STREET LOGO]

                   Celanese Americas Retirement Savings Plan



05MK                                                   PAGE: 9
                                                       PLAN YEAR ENDING:12/31/05

                                   COMPOSITE
                    SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
                             (HELD AT END OF YEAR)

(A)                                             (C)DESCRIPTION OF INVESTMENT     RATE MAT DATE     (E) CURRENT
FUND              (B) IDENTITY OF ISSUER                 SHARES/PAR                (D) COST           VALUE
---------------------------------------------------------------------------------------------------------------
LOANS TO PARTICIPANTS - OTHER

                   *LOANS TO PARTICIPANTS
                   Interest rates from 5.0% to 10.5%
                                                        12,010,037.910           12,010,037.91    12,010,037.91
05ME              53999S985                             12,010,037.910           12,010,037.91    12,010,037.91
                                                        --------------           -------------    -------------
                                                        12,010,037.910           12,010,037.91    12,010,037.91


                                                             [STATE STREET LOGO]
* Party-in-interest

                   Celanese Americas Retirement Savings Plan



05MK                                                  PAGE: 10
                                                      PLAN YEAR ENDING: 12/31/05

                                   COMPOSITE
                    SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
                             (HELD AT END OF YEAR)

(A)                                                      (C) DESCRIPTION OF INVESTMENT     RATE MAT DATE     (E) CURRENT
FUND           (B) IDENTITY OF ISSUER                              SHARES/PAR                  (D)COST            VALUE
--------------------------------------------------------------------------------------------------------------------------
COMMON/COLLECTIVE TRUSTS

                       ALLIANCE COLLECTIVE INVT TR       BERNSTEIN STRATEGIC VALUE COL
                                                                  12,999,317.032           110,463,060.70   179,390,575.01
05MB       018564823                                              12,999,317.032           110,463,060.70   179,390,575.01

                     * JPMCB SPECIAL SITUATION           PROPERTY FUND
                                                                         462.465               418,159.23       558,517.30
05ML       03499B925                                                     162.224               148,465.87       195,916.55
05MN       03499b925                                                     300.241               269,693.36       362,600.75

                       BGI EQUITY INDEX FUND I

                                                                   2,816,934.956            79,515,440.69   106,226,617.19
05MP       05799K984                                               2,816,934.956            79,515,440.69   106,226,617.19

                       BGI RUSSEL 2000 ALPHA             TILTS CL F
                                                                   4,252,262.320            50,778,554.20    60,977,441.66
05MU       05999K966                                               4,252,262.320            50,778,554.20    60,977,441.66

                       CG INTL NON US EQUITY

                                                                     825,361.643            19,480,350.40    23,836,444.24
05MH       12599Q971                                                 825,361.643            19,480,350.40    23,836,444.24

                     * JPMCB STRATEGIC PROPERTY          FND
                                                                       1,455.194             1,522,632.61     1,952,883.43
05MD       46599C921                                                     501.657               449,545.76       673,228.20
05ML       46599C921                                                     408.065               450,951.88       547,626.90
05MN       46599C921                                                     545.472               622,134.97       732,028.33

                     * JPMCB EAFE REI FUND

                                                                      23,109.788               213,643.39       334,398.64
05MD       46799F989                                                  23,109.788               213,643.39       334,398.64

                     * JPMBC EMERGING MARKETS EQUITY     REF 29803779
                                                                      22,889.409               252,103.91       515,011.70
05ML       46799G953                                                  12,114.880               128,693.65       272,584.80
05MN       46799G953                                                  10,774.529               123,410.26       242,426.90

                     * JPMBC US ACTIVE FIXED CORE FD     REF 29803773
                                                                     637,782.901            15,862,970.67    16,965,025.15
05MD       46799G961                                                 388,219.351             9,444,043.36    10,326,634.73
05ML       46799G961                                                 178,315.760             4,554,293.09     4,743,199.21
05MN       46799G961                                                  71,247.790             1,864,634.22     1,895,191.21

                     * JPMBC US DISCIPLINED EQUITY FD    REF 29803764
                                                                     406,410.029             8,202,161.14     9,457,161.36
05MD       46799G979                                                 163,786.326             3,171,105.40     3,811,307.80

                                                             [STATE STREET LOGO]
* Party-in-interest

                   Celanese Americas Retirement Savings Plan



05MK                                                  PAGE: 11
                                                      PLAN YEAR ENDING: 12/31/05

                               COMPOSITE
             SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
                       (HELD AT END OF YEAR)

(A)                                             (C) DESCRIPTION OF INVESTMENT     RATE MAT DATE     (E) CURRENT
FUND  (B) IDENTITY OF ISSUER                              SHARES/PAR                (D) COST           VALUE
----------------------------------------------------------------------------------------------------------------
05ML  46799G979                                              132,391.867          2,715,086.16      3,080,758.74
05MN  46799G979                                              110,231.836          2,315,969.58      2,565,094.82

                 * JPMBC US ANALYST FUND              REF 29803784
                                                             932,783.594          8,810,212.45     10,158,013.32
O5MD  46799G987                                              189,927.771          1,577,224.59      2,068,313.42
05ML  46799G987                                              240,843.703          2,293,687.00      2,622,787.92
05MN  46799G987                                              502,012.120          4,939,300.86      5,466,911.98

                 * JPMBC EAFE EQUITY OPP FD           REF 29803782
                                                             238,650.602          2,520,945.35      3,882,845.28
05MD  467999926                                               39,406.903            331,670.78        641,150.31
05ML  467999926                                               74,182.872            788,502.88      1,206,955.32
05MN  467999926                                              125,060.827          1,400,771.69      2,034,739.65

                 * JPMBC US REAL ESTATE SECS FD       REF 29803783
                                                              43,686.042            831,174.53      1,298,786.02
O5ML  467999934                                               14,826.920            263,499.84        440,804.33
05MN  467999934                                               28,859.122            567,674.69        857,981.69

                 * JPMBC EAFE PLUS FUND               REF 29803781
                                                             200,220.341          2,737,866.78      3,251,578.33
O5ML  467999942                                               57,414.889            799,262.61        932,417.79
O5MN  467999942                                              142,805.452          1,938,604.17      2,319,160.54

                 * JPMBC US STRATEGIC SML CO EQ       REF29803776
                                                            172, 117.297          3,448,753.29      4,931,160.54
05MD  47299X926                                               35,900.097            570,573.50      1,028,537.77
O5ML  47299X926                                               54,535.268          1,117,615.10      1,562,435.42
O5MN  47299X926                                               81,681.932          1,760,564.69      2,340,187.35

                 * JPMBC CORP HIGH YIELD FD           REF 29803775
                                                              62,752.990            939,799.02      1,132,063.93
O5ML  47299X934                                               28,180.731            413,739.51        508,380.38
O5MN  47299X934                                               34,572.259            526,059.51        623,683.55

                 * JPMBC EMERGING MKTS FIX INC FD     REF 29803773
                                                              45,974.828            956,869.69      1,416,944.19
O5ML  47299X942                                               20,646.510            416,998.25        636,325.43
O5MN  47299X942                                               25,328.318            539,871.44        780,618.76

                 * JPMBC EMG MKTS FOCUSED FUND        REF 29803785
                                                              17,022.578            227,728.08        490,080.02
O5MN  47299X967                                               17,022.578            227,728.08        490,080.02
                                                      ------------------        --------------    --------------
                                                          23,699,194.009        307,182,426.13    426,775,547.31



                                                             [STATE STREET LOGO]
* Party-in-interest

                   Celanese Americas Retirement Savings Plan



05MK                                                  PAGE: 12
                                                      PLAN YEAR ENDING: 12/31/05

                             COMPOSITE
           SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
                        (HELD AT END OF YEAR)

(A)                                                  (C) DESCRIPTION OF INVESTMENT       RATE  MAT DATE    (E) CURRENT
FUND                 (B) IDENTITY OF ISSUER                   SHARES/PAR                    (D) COST          VALUE
----------------------------------------------------------------------------------------------------------------------
REGISTERED INVESTMENT COMPANY

                       PIMCO FDS PAC INVT MGMT SER   TOTAL RETURN FD II ADMIN CL
                                                             952,592.789                  9,867,029.69    9,506,876.04
05MG                 693390544                               952,592.789                  9,867,029.69    9,506,876.04
                                                     -------------------                  ------------    ------------
                                                             952,592.789                  9,867,029.69    9,506,876.04

                                                             [STATE STREET LOGO]

                   Celanese Americas Retirement Savings Plan



05MK                                                  PAGE:  13
                                                      PLAN YEAR ENDING: 12/31/05

                                     COMPOSITE
                   SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)

 (A)                                                             (E) CURRENT
 FUND      (B) IDENTITY OF ISSUER                                    VALUE
--------------------------------------------------------------------------------
INSURANCE CO. GENERAL ACCOUNT [Underlying assets]

Liquidity Cash                                                          673,938

U.S. Treasury Note                                                      148,289

JPMCB Intermediate Bond Fund                                        184,225,564*

Bank of America - wrapper                                               734,125

Caisse Depots Et Consignations - wrapper                                734,125

State Street Bank - wrapper                                             734,345*
                                                                  --------------

Contract Value of Benefit Responsive
   Synthetic GIC                                                    187,250,386

                                                             [STATE STREET LOGO]

* Party-in-interest

                   Celanese Americas Retirement Savings Plan




05MK                                                                    PAGE: 14
                                                      PLAN YEAR ENDING: 12/31/05

                                    COMPOSITE
                    SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)

        ASSET CATEGORY                UNITS             COST        CURRENT VALUE
----------------------------------------------------------------------------------
INTEREST BEARING CASH              6,938,900.190     6,938,900.19     6,938,900.19
CERTIFICATES OF DEPOSIT                    0.000             0.00             0.00
U.S. GOVERNMENT SECURITIES        30,507,000.000    31,911,079.26    34,689,980.01
CORP. DEBT INSTR. - PREFERRED              0.000             0.00             0.00
CORP. DEBT INSTR. - ALL OTHER              0.000             0.00             0.00
CORPORATE STOCKS - PREFERRED               0.000             0.00             0.00
CORPORATE STOCKS - COMMON            621,645.000    24,823,241.49    29,567,463.02
PARTN./JOINT VENTURE INTERESTS             0.000             0.00             0.00
REAL ESTATE-INCOME PRODUCING               0.000             0.00             0.00
REAL ESTATE-NON INC. PRODUCING             0.000             0.00             0.00
LOANS SECURED BY MTGES-RESID               0.000             0.00             0.00
LOANS SECURED BY MTGES-COM'L               0.000             0.00             0.00
LOANS TO PARTIC. - MORTGAGES               0.000             0.00             0.00
LOANS TO PARTICIPANTS - OTHER     12,010,037.910    12,010,037.91    12,010,037.91
(Interest rates range from
5% to 10.5%)
OTHER                                      0.000             0.00             0.00
COMMON/COLLECTIVE TRUSTS          23,699,194.009   307,182,426.13   426,775,547.31
POOLED SEPARATE ACCOUNTS                   0.000             0.00             0.00
103-12 INVESTMENTS                         0.000             0.00             0.00
REGISTERED INVESTMENT COMPANY        952,592.789     9,867,029.69     9,506,876.04
INSURANCE CO. GENERAL ACCOUNT    187,250,386.400   187,250,386.40   187,250,386.40
** ASSET CATEGORY NOT FOUND **             0.000             0.00             0.00
     GRAND TOTALS                261,979,756.298   579,983,101.07   706,739,190.88
                                 ===============   ==============   ==============

See report of independent registered public accounting firm.


RUN DATE: 04/03/06                                           [STATE STREET LOGO]

                                   SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                CELANESE AMERICAS RETIREMENT SAVINGS PLAN

Date:  June 27, 2006      By:   /s/ Steven M. Sterin
                                ---------------------------------------------
                                Steven M. Sterin
                                Vice President, Controller, and Principal
                                Accounting Officer of Celanese Corporation
                                Vice President and Corporate Controller of
                                Celanese Americas Corporation

                                INDEX TO EXHIBITS

Exhibit Number                            Description
--------------                            -----------
   23.1              Consent of Independent Registered Public Accounting Firm

                                       26